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Securities and Exchange Commission
Trading and Markets

FEB 27 2020

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68107

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HCFP Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Ave.
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene F. Wilson 623-533-4407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLC
(Name – *if individual, state last, first, middle name*)

750 Third Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 27 2020
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Seth Moskowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HCFP Capital Markets LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York

Sworn (or Affirmed) to before me this 19 day of Feb, 2020

Signature

Chief Executive Officer
Title

Notary Public

EVENS FRANCOIS
Notary Public - State of New York
NO. 01FR4981729
Qualified in New York County
My Commission Expires May 20, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HCFP/CAPITAL MARKETS LLC

(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

HCFP/CAPITAL MARKETS LLC
(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)
Financial Statement and Supplemental Information
December 31, 2019

Table of Contents

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member
HCFP/Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HCFP/Capital Markets LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2016.

EISNERAMPER LLP
New York, New York
February 25, 2020

HCFP/CAPITAL MARKETS LLC
(A Wholly-owned Subsidiary of HCFP/Capital Markets Holdings LLC)

Statement of Financial Condition

December 31, 2019

ASSETS	
Cash and cash equivalents	$ 153,884
Investment in securities, at fair value	10,000
Other assets	72,187
Total assets	**$ 236,071**
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 19,428
Member's Equity	216,643
Total liabilities and member's equity	**$ 236,071**

See accompanying notes to statement of financial condition.

(1) Organization

HCFP/Capital Markets LLC (the "Company") is a New York based broker-dealer that is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

HCFP/Capital Markets LLC is an investment bank that provides innovative capital raising and strategic advisory services to clients across a wide range of industries.

The Company was formed on December 16, 2008 as a single member New York limited liability company. The Company is a wholly-owned subsidiary of HCFP/Capital Markets Holdings LLC (the "Parent").

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). In preparing financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from such estimates.

(b) Revenue Recognition and Revenue from Contracts with Customers

The Company follows ASC 606, revenue from contracts with customers ("ASC Topic 606"). The new revenue recognition guidance requires than an entity recognize revenue to depict the transfer of promised goods or services to clients in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a client, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Underwriting revenues and private placement fees, are recorded when the underlying transaction is completed under the terms of the relevant agreement. Underwriting revenues arising from securities offerings in which the Company acts as an underwriter are recorded on the trade date, which is typically the day of pricing an offering and underwriting fees at the time the underwriting is completed and the related income is reasonably determinable. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the benefit of the capital markets offering at that point. On final settlement these amounts are adjusted to reflect the actual transaction-related expenses and the resulting underwriting fee.

(2) Summary of Significant Accounting Policies (continued)

(b) Revenue Recognition and Revenue from Contracts with Customers (continued)

Advisory revenues primarily include fees related to financial and strategic advice. Advisory revenues are recognized when the transactions or the services (or, if applicable, separate components thereof) to be performed are substantially complete, the fees are determinable, and collection is reasonably assured. Normally, revenue under these arrangements is recognized overtime in which the performance obligations are simultaneously provided by the company and consumed by the customer.

The Company receives commissions from a third-party broker-dealer based on trades made by customers who were referred by the Company. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Revenue is recognized in the month the trade was completed based on the trade date. Payment from the third-party broker is received monthly usually within 15 days of month end.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

(c) Fair Value of Investments

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e. the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

(2) Summary of Significant Accounting Policies (continued)

(c) Fair Value of Investments (continued)

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgement in determining fair value of assets and liabilities, and Level 3 assets and liabilities involved greater judgement than Level 1 or Level 2 assets or liabilities.

(d) Fair Value of Financial Instruments

The recorded amounts of the Company's cash and cash equivalents, other assets and accrued expenses and other liabilities approximate their fair values principally because of the short-term nature of these items.

(e) Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days to be cash equivalents. Cash and cash equivalents are held primarily at one major financial institution.

(f) Income Taxes

The Company is a single-member limited liability company wholly owned by the Parent and is a disregarded entity for federal and state income tax purposes. As such, the Company's income or losses are included in the Parent's tax returns for the year ended December 31, 2019.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. At December 31, 2019, the Company has no material unrecognized tax benefits.

(3) Investment

At December 31, 2019, the Company owned 10,000 shares and 10,000 warrants of a private company. Such investment is classified as a level 3 security and the valuation was based on a recent transaction.

(4) Regulatory Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain the greater of minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness. Net capital and aggregate indebtedness change day to day, but as of December 31, 2019, the Company had net capital of $134,456, which was $34,456 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

(5) Related Party Transactions

Related party transactions consist of the following:

(a) Transactions with Parent

The Company made $80,000 in distributions to its member for the year ended December 31, 2019. The Company entered into an expense sharing agreement with the Parent on July 1, 2018 whereby the Parent provides services including, but not limited to, staff, office, insurance and technology. $18,347 was contributed as a non-cash capital contribution by the Parent to the Company as of December 31, 2019.

(6) Leases

On January 1, 2019, the Company adopted ASU 2016-02 "Leases" (Topic 842). Under Topic 842, lessees are required to recognize a right of use asset and related liability on the balance sheet for rights and obligations arising from leases with durations greater than 12 months. Adoption of Topic 842 did not have any impact on the Company's financial statements as the Company does not have any agreements that meet the definition of a lease.

(7) Commitments and Contingencies

Legal proceedings, claims, and litigations may arise in the ordinary course of business. However, the Company is not the subject of any legal proceedings, claims or litigations that in the opinion of management would have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(8) Liquidity and funding

The Company's revenue fluctuates throughout the year based on the timing of when revenue is earned. The Company relies upon the Parent's financial capacity to manage its expenses due to any such fluctuation. The Parent has evaluated the Company's ability to meet its obligations and intends to continue to provide funding to the Company if and when needed at its discretion for a period of one year from the date these financial statements were issued.

(9) Subsequent events

In January 2020, the Company received a capital contribution from the Parent of 250,000 publicly traded warrants with a value of $157,500 and a non-cash capital contribution from the Parent of $30,592.